Exhibit 99.2

ITW Conference Call

Third Quarter
2005

ITW
Agenda

1.   Introduction………………………..John Brooklier

2.   Financial Overview……………...Ron Kropp

3.   Manufacturing Segments……… John Brooklier

4.   Forecast 2005…………………..… Ron Kropp

5.   Q & A………………........…………John Brooklier/Ron Kropp

ITW
Forward - Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding end market conditions and operating results for the fourth quarter and full-year 2005 and the company's earnings and acquired revenue forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important risks that may influence future results include (1) a downturn in the construction, automotive, general industrial, food retail and service, or real estate markets, (2) deterioration in business and economic conditions, particularly in North America, the European Community and Australia, (3) the unfavorable impact of foreign currency fluctuations and costs of raw materials, (4) an interruption in, or reduction in, introducing new products into the Company's product lines, (5) an unfavorable environment for making acquisitions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates, and (6) unfavorable tax law changes and tax authority rulings. The risks covered here are not all inclusive and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Conference Call Playback

Replay number: 203-369-0666

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Telephone replay available through midnight of November 2, 2005

Webcast / PowerPoint replay available at itw.com website

ITW
Quarterly Highlights

	2004 Q3	2005 Q3	F(U) Last Year Amount	%
Operating Revenues	2,967.2	3,257.6	290.4	9.8%
Operating Income	512.2	619.2	107.0	20.9%
% of Revenues	17.3%	19.0%	1.7%	
Income From Continuing Operations				
Income Amount	330.1	408.2	78.1	23.7%
Income Per Share-Diluted	1.09	1.43	0.34	31.2%
Average Invested Capital	7,533.8	8,122.1	(588.3)	-7.8%
Return on Average Invested Capital	17.9%	20.7%	2.8%	
Free Operating Cash Flow	403.3	506.6	103.3	25.6%

ITW
Quarterly Operating Analysis

	Revenue	Income	Margins
Base Manufacturing Business			
Operating Leverage	4.1%	9.5%	0.9%
Nonvolume-related	-	4.0%	0.7%
Total	4.1%	13.5%	1.6%
Acquisitions / Divestitures	3.9%	2.4%	-0.3%
Translation	0.8%	1.2%	0.1%
Impairment	-	-	-
Restructuring	-	-2.7%	-0.5%
Leasing & Investments	1.1%	6.5%	0.8%
Intercompany	-0.1%	-	-
Total	9.8%	20.9%	1.7%

ITW
Leasing & Investments

	2004 Q3	2005 Q3	F(U) Last Year	
			Amount	%
Operating Revenues	23.6	57.6	34.0	144.3%
Operating Income	20.2	53.5	33.3	164.4%
Operating Margins	85.8%	92.8%	7.0%	

ITW
Non Operating & Taxes

	2004 Q3	2005 Q3	F(U) Last Year Amount	%
Operating Income	512.2	619.2	107.0	20.9%
Interest Expense	(18.5)	(18.2)	0.3	
Other Income	6.4	(0.8)	(7.2)	
Income From Continuing Operations-P/T	500.1	600.2	100.1	20.0%
Income Taxes	170.0	192.0	(22.0)	
% to Pre Tax Income	34.0%	32.0%	2.0%	
Income From Continuing Operations-A/T	330.1	408.2	78.1	23.7%

ITW
Invested Capital

	9/30/04	6/30/05	9/30/05
Trade Receivables	1,983.6	2,134.2	2,168.6
Days Sales Outstanding	60.2	58.3	59.9
Inventories	1,142.5	1,274.5	1,229.7
Months on Hand	1.8	1.8	1.8
Other Current Assets	360.1	299.7	303.2
Accounts Payable & Accruals	(1,910.1)	(1,583.6)	(1,641.8)
Operating Working Capital	1,576.1	2,124.8	2,059.7
% to Revenue(Prior 4 Qtrs.)	14%	17%	16%
Net Plant & Equipment	1,807.9	1,822.2	1,825.5
Investments, net of L&I Debt	820.9	855.4	874.9
Goodwill	2,686.8	2,834.8	2,877.8
Other, net	663.0	479.3	489.8
Invested Capital	7,554.7	8,116.5	8,127.7

ITW
Debt & Equity

	9/30/04	6/30/05	9/30/05
Total Capital			
Short Term Debt	97.1	696.8	378.6
Long Term Debt	924.0	967.2	965.5
Total Debt	1,021.1	1,664.0	1,344.1
Stockholders' Equity	7,543.3	7,427.2	7,281.1
Total Capital	8,564.4	9,091.2	8,625.2
Less:			
Leasing & Investments Debt	(79.4)	(116.0)	(146.3)
Cash	(930.3)	(858.7)	(351.2)
Net Debt & Equity	7,554.7	8,116.5	8,127.7
Debt to Total Capital	12%	18%	16%

ITW
Cash Flow

	2004 Q3	2005 Q3
Net Income	330.1	408.2
Adjust for Non-Cash Items	12.3	119.5
Changes in Operating Assets & Liabilities	110.2	31.6
Net Cash From Operating Activities	452.6	559.3
Additions to Plant & Equipment	(68.1)	(71.3)
Proceeds from Investments	18.8	18.6
Free Operating Cash Flow	403.3	506.6
Stock Repurchase	(943.0)	(469.1)
Acquisitions	(62.1)	(112.6)
Purchase of Investments	(7.0)	(18.0)
Dividends	(73.6)	(79.9)
Debt	38.4	(318.7)
Other	37.1	(15.6)
Net Cash Decrease	(606.9)	(507.3)

ITW
Return on Average Invested Capital

Current Quarter	2004 Q3	2005 Q3	F(U) Prior Yr.
Operating Income after Taxes	338.1	421.1	83.0
Operating Margins	11.4%	12.9%	1.5%
Average Invested Capital	7,533.8	8,122.1	(588.3)
Capital Turnover	1.58	1.60	0.02
Return on Average Invested Capital	17.9%	20.7%	2.8%

Year to Date	2004 Q3	2005 Q3	F(U) Prior Yr.
Operating Income after taxes	1,004.1	1,131.5	127.4
Operating Margins	11.6%	11.8%	0.2%
Average Invested Capital	7,330.1	8,132.2	(802.1)
Capital Turnover	1.57	1.57	-
Return on Average Invested Capital	18.3%	18.6%	0.3%

ITW
Acquisitions

	2004				2005			
	Q1	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**
Annual Revenues Acquired	247	168	78	131	151	36	105	240
Purchase Price								
Cash Paid	184	193	62	149	188	12	113	255
Stock Issued	2	-	-	-	-	-	-	-
Total	186	193	62	149	188	12	113	255
Number of Acquisitions								
North America								
Engineered Products	2	1	1	1	1	1	5	-
Specialty Systems	-	1	1	1	1	-	3	1
International								
Engineered Products	5	2	-	1	-	1	-	-
Specialty Systems	3	4	1	-	1	1	3	-
Total	10	8	3	3	3	3	11	1

Key Economic Data

- **September '05 ISM: moved up to 59.4% from 53.6% in August '05; new orders moved to 63.8% in September '05 from 56.4% in August '05**

- **US Industrial Production (ex. Tech.): +1.6% in September '05 compared to +1.9% in August '05**

- **Euro-Zone Purchasing Managers' Index: 51.7% in September '05 versus 50.4% in August '05**

- **Euro-Zone Industrial Production: +0.6% in July '05 versus +0.7% in June '05**
  - **UK: -1.9% in August '05**
  - **France: +1.0% in August '05**
  - **Germany: +2.1% in August '05**

ITW
Engineered Products - North America

	2004	2005	F(U) Last Year	
	Q3	**Q3**	**Amount**	**%**
Operating Revenues	869.9	959.7	89.8	10.3%
Operating Income	149.4	180.9	31.5	21.1%
Operating Margins	17.2%	18.9%	1.7%	

Engineered Products - North America
Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	2.3%	5.4%	0.5%
Nonvolume-related	-	12.2%	2.1%
Total	2.3%	17.6%	2.6%
Acquisitions / Divestitures	7.6%	3.8%	-0.8%
Translation	0.4%	0.3%	-
Impairment	-	-	-
Restructuring	-	-0.6%	-0.1%
Total	10.3%	21.1%	1.7%

Engineered Products - North America
Key Points

- **Total construction: +2% for Q3 '05**

- **ITW construction (Paslode/Buildex/Ramset/ITW Brands) base revenues: +3% for Q3 '05**
  - new housing: +3% in Q3 '05
  - renovation: +2% in Q3 '05
  - commercial: +4% in Q3 '05

- **Wilsonart (high pressure laminate): base revenues +1% in Q3 '05**
  - basic laminate and flooring both posted modestly positive top line growth in Q3 '05

Engineered Products - North America
Key Points

- Auto base revenues: +3% for Q3 '05

- Big 3 build rates: -1% for Q3 '05
  - GM: -4%
  - Ford: -7%
  - Chrysler: +12%
  - Transplants: +9%

- Big 3 inventories: 69 days at 9-30-05
  - GM: 58 days
  - Ford: 74 days
  - Chrysler: 83 days

- New domestics' inventories: 43 days at 9-30-05

- ITW Big 3 auto build forecast for 2005:
  - Down 4% to 5% for full year '05
  - Down 1% for Q4 '05

- Industrial: base revenues +3% for Q3 '05
  - Top performers: Minigrip/ZipPak, Fluid Products
  - Industrial plastics declines nearly 10% due to increased global competition

ITW
Engineered Products - International

	2004 Q3	2005 Q3	F(U) Last Year	
			Amount	%
Operating Revenues	624.2	656.8	32.6	5.2%
Operating Income	96.0	100.3	4.3	4.5%
Operating Margins	15.4%	15.3%	-0.1%	

Engineered Products - International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	**Operating Income**	**Operating Margins**
Base Business			
Operating Leverage	-0.7%	-1.8%	-0.2%
Nonvolume-related	-	3.0%	0.5%
Total	-0.7%	1.2%	0.3%
Acquisitions / Divestitures	4.5%	4.6%	-
Translation	1.4%	2.8%	0.2%
Impairment	-	-	-
Restructuring	-	-4.1%	-0.6%
Total	5.2%	4.5%	-0.1%

Engineered Products - International
Key Points

- **Construction base revenues: +1% in Q3 '05**
  - **Europe: +1% (growth in Spain, France & Nordic countries)**
  - **Austral-Asia: -1% (commercial/new housing weakness in Australia/New Zealand)**
  - **Wilsonart Intl.: +9% (good activity in Thailand, China & Germany)**
- **Automotive base revenues: -3% in Q3 '05**
  - **Builds: -2% in Q3 '05**
  - **Daimler/Chrysler: -10.9%; Fiat: -8.5%; GM: -7.8%; Citroen/Peugeot: -6.4%; VW: +8.6%; BMW: +5.1%**
  - **ITW forecast: FY '05 auto builds down 1% - 2%**
- **Industrial base revenues: -2% in Q3 '05**
  - **Industrial plastics: -12%; electronic component packaging: -3%; fluid products: +4%; polymers: +3%**

ITW
Specialty Systems - North America

	2004 Q3	2005 Q3	F(U) Last Year Amount	%
Operating Revenues	964.8	1,054.3	89.5	9.3%
Operating Income	165.6	211.5	45.9	27.7%
Operating Margins	17.2%	20.1%	2.9%	

Specialty Systems - North America
Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	8.2%	19.2%	1.7%
Nonvolume-related	-	6.3%	1.0%
Total	8.2%	25.5%	2.7%
Acquisitions / Divestitures	0.5%	0.3%	-
Translation	0.6%	0.8%	-
Impairment	-	-	-
Restructuring	-	1.1%	0.2%
Total	9.3%	27.7%	2.9%

Specialty Systems - North America
Key Points

- **Welding base revenues: 20+% growth in Q3 '05 due primarily to demand for replacement products and new product introductions**

- **Food Equipment base revenues: 1% growth in Q3 '05; restaurant/institutional customers and parts/service activity offset food retail weakness**

- **Marking & Decorating: +7% base revenue growth**

- **Finishing: +6% base revenue growth**

- **Industrial Packaging: +1% base revenue growth; dealing with pricing issues related to resins**

ITW
Specialty Systems - International

	2004 Q3	2005 Q3	F(U) Last Year Amount	%
Operating Revenues	591.5	639.0	47.5	8.0%
Operating Income	81.1	73.0	(8.1)	-9.9%
Operating Margins	13.7%	11.4%	-2.3%	

Specialty Systems - International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	4.5%	12.8%	1.1%
Nonvolume-related	-	-13.0%	-1.7%
Total	4.5%	-0.2%	-0.6%
Acquisitions / Divestitures	2.8%	2.1%	-0.1%
Translation	0.7%	1.8%	0.2%
Impairment	-	-	-
Restructuring	-	-13.6%	-1.8%
Total	8.0%	-9.9%	-2.3%

Specialty Systems - International
Key Points

- **Industrial packaging: base revenues continued to grow in Q3 '05:**
    -Europe: +5%
    -Asia: +6%

- **Food Equipment: base revenues +2% in Q3 '05; most growth emanating from demand in U.K. and Germany**

- **Welding: base revenue grew 13% in Q3 '05**

- **Finishing: base revenues grew 7% in Q3 '05**

ITW
2005 Forecast

	Low	High	Mid Point
4th Quarter			
Base Revenues	2.0%	4.0%	3.0%
Income Per Share-Diluted	$1.34	$1.40	$1.37
%F(U) 2004	11%	16%	13%
Full Year			
Base Revenues	4.1%	4.6%	4.3%
Income Per Share-Diluted	$5.12	$5.18	$5.15
%F(U) 2004	17%	18%	17%

ITW 2005 Forecast
Key Assumptions

- **Exchange rates hold at current levels.**

- **Acquired revenues in the $600 to $800 million range.**

- **Restructuring cost of $40 to $60 million.**

- **No further impairment of goodwill or intangibles.**

- **Leasing & Investments income of $95 to $105 million, which is lower than 2004 by $25 to $35 million.**

- **Tax rate of 32.0% for the 4ᵗʰ quarter and the full year.**

ITW Conference Call

Q & A

Third Quarter
2005